UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 31, 2026, A2Z Cust2Mate Solutions Corp. (the “Company”) held its annual and special meeting (the “Meeting”). The board of directors of the Company (the “Board”) had fixed February 24, 2026, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. 26,198,457 of the 44,545,008 shares outstanding on the record date were represented at the Meeting.

Each of the following resolutions were approved by a majority of the Shareholders entitled to notice of, and to vote at, the Meeting:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, and the report of the auditor thereon;

2.	to consider, and if deemed advisable, to pass, an ordinary resolution fixing the Board at five members and to authorize the Board, at its sole discretion, to increase the number of directors on the Board from five to any number up to eight at any time after the Meeting and prior to the next annual meeting of Shareholders;

3.	to elect each of Alan Rootenberg, Adi Vazan, Yonatan DeJongh, Gadi Graus and Reeves Ambrecht as directors of the Company for the ensuing year;

4.	to appoint BDO- ZIV HAFT, as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s stock option plan, including its Sub-Plan for Participants Subject to Israeli Taxation as well as its 2026 United States Sub-Plan, all as more particularly described in the Management Information Circular mailed to shareholders on or around March 2, 2026; and

6.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z Cust2Mate Solutions CORP.
(Registrant)

Date: April 1, 2026	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer